SE 19008264

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC Mail Processing Section
MAR 0 1 2019
Washington DC
416

| SEC FILE NUMBER |
|---|
| 8-50485 |

**FACING PAGE**
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Janssen Partners, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1010 North B Street
(No. and Street)

| Fairfield | IA | 52556 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DeFreitas & Minsky, LLP
(Name – *if individual, state last, first, middle name*)

| 30 Jericho Executive Plaza, Suite 500 W | Jericho | NY | 11753 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

SEC Mail Processing
MAR 0 1 2019
Washington, DC

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Peter Janssen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Janssen Partners, Inc., as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Pres.
Title

ANTONIO GIOVANE
Notary Public - State of Florida
Commission # FF 972887
My Comm. Expires Mar 20, 2020

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Table of Contents

# DE FREITAS & MINSKY, LLP

CERTIFIED PUBLIC ACCOUNTANTS

EMANUEL J. DE FREITAS, CPA, CFP
JAY MINSKY, CPA

PETER N. PATERNOSTRO (1938-2007)


## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholder
Janssen Partners, Inc.
Fairfield, IA 52556

**Opinion on the Financial Statements**

We have audited the accompanying statement of financial condition of Janssen Partners Inc. as of December 31, 2018, the related statements of income, changes in shareholders' equity, and cash flows for the year then ended, and the related notes [and schedules] (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Janssen Partners Inc. as of December 31, 2018 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

These financial statements are the responsibility of Janssen Partners Inc.'s management. Our responsibility is to express an opinion on Janssen Partners Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Janssen Partners Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

**Auditor's Report on Supplemental Information**

The Schedule I, Computation of Net Capital Under SEC Rule 15c-3, the Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 , and the Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (collectively "supplemental information") have been subjected to audit procedures performed in conjunction with the audit of Janssen Partners Inc.'s financial statements. The supplemental information is the responsibility of Janssen Partners Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I, Computation of Net Capital Under SEC Rule 15c-3, the Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3, and the Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 is fairly stated, in all material respects, in relation to the financial statements as a whole.

DeFreitas & Minsky, LLP
Jericho, NY
February 8, 2019


30 JERICHO EXECUTIVE PLAZA, SUITE 500W JERICHO, NY 11753
TEL: (516) 746-6322 FAX: (516) 746-8679
www.dmcpallp.com

# Janssen Partners, Inc.
## Statement of Financial Condition
## December 31, 2018

### Assets

| | | |
|---|---|---|
| Cash in bank | | $ 92,625 |
| Receivable from brokers, dealers and clearing organizations | | 1,652 |
| Securities owned at market value | | 42,998 |
| Other receivables | | 8,500 |
| Total Assets | | 145,775 |

### Liabilities and Stockholders' Equity

| | | |
|---|---|---|
| Accrued expenses | | 11,673 |
| Total Liabilities | | 11,673 |
| Stockholders' equity | | |
| Common stock | 100,000 | |
| *(100 shares, no par value common stock authorized, issued, and outstanding)* | | |
| Additional paid in capital | 1,969,488 | |
| Accumulated Deficit | (1,935,386) | |
| Total stockholders' equity | | 134,102 |
| Total liabilities and stockholders' equity | | $ 145,775 |

The accompanying notes are an integral part of these financial statements

# Janssen Partners, Inc.
## Statement Of Income
## For the Year Ended December 31, 2018

| | |
|---|---|
| **Income** | |
| Fee Income | $ 114,750 |
| Gain (Loss) on Firms Investments | (20,420) |
| Dividend Income | 600 |
| Total Income | 94,930 |
| **Expenses** | |
| Other Expenses | 39,628 |
| Regulatory Fees | 7,429 |
| Total Expenses | 47,057 |
| Net gain (loss) for the year | 47,873 |
| Deficit - January 1, 2018 | (1,983,259) |
| Deficit - December 31, 2018 | $ (1,935,386) |

The accompanying notes are an integral part of these financial statements

## Janssen Partners, Inc.
## Statement of Changes in Stockholders' Equity
## December 31, 2018

| | |
|---|---|
| Stockholders' equity - January 1, 2018 | $ 86,229 |
| Net gain (loss) for the year | 47,873 |
| Stockholders' equity - December 31, 2018 | $ 134,102 |

The accompanying notes are an integral part of these financial statements

**Janssen Partners, Inc.**
**Statement of Cash Flows**
**December 31, 2018**

| | |
|---|---|
| **Cash Flows From Operating Activities** | |
| **Net Income** | $ 47,873 |
| **Adjustments to reconcile net income to net cash provided by operating activities:** | |
| **(Increase) Decrease In :** | |
| Receivables from brokers or dealers | 31,266 |
| Miscellaneous Receivables | (8,500) |
| Securities owned at market value | 20,420 |
| Accrued Expenses | 173 |
| **Cash Increased (Decreased) by operating activities** | 91,232 |
| **Increase (Decrease) in:** | |
| Capital Contribution | - |
| Loan Repayments | - |
| **Cash Increased (Decreased) by Investing Activities** | - |
| **Net cash decrease for period** | 91,232 |
| **Cash - January 1, 2018** | 1,393 |
| **Cash - December 31, 2018** | $ 92,625 |

The accompanying notes are an integral part of these financial statements

**Note 1. Organization and Nature of Business**

Janssen Partners, Inc. (the "Company") was incorporated on August 29, 1997 in the State of Delaware. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc (FINRA). The Company acts as an introducing broker, an agent in the private placements of securities and provides consulting services. As an introducing broker-dealer, the Company is exempt from the provisions of rule 15c3-3 as all customer accounts, as defined, are carried by the clearing broker.

**Note 2. Summary of Significant Accounting Policies**

*Recent Accounting Pronouncements*
In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Customers: Topic 606 (ASU 2014-09) to supersede nearly all existing revenue recognition guidance under U.S. GAAP. In August 2015, the FASB issued ASE 2015-14, Revenue from Contracts with Customers: Deferral of the Effective Date (ASU 2015-14), which deferred the effective date for implementation of ASU 2014-09 by one year and is now effective for annual reporting periods beginning after December 15, 2017, with early adoption permitted but not earlier than the original effective date. The Company has not yet selected a transition method and is currently evaluating the effect that the updated standard will have on the statement of financial condition and related disclosures.

*Cash and Cash Equivalents*
The company considers demand deposited money market funds to be cash equivalents. The Company maintains cash in two financial institutions which has historically been below the federal insurance limits. The Company has never experienced losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

*Revenue Recognition*
Placement fee income includes fees, net of applicable expenses, if any, arising from securities offerings, in which the Company acts as an agent. Placement fee income is recorded at the time the placement is completed and the income is reasonable and determinable. The Company did not earn any placement fee income in 2018.

*Use of Estimates*
The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP) which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from the estimates.

*Income Taxes*
For federal income tax purposes, the company has elected to be treated as a small business corporation (S Corporation) under the applicable sections of the Internal Revenue Code. Accordingly, there is no provision for federal income taxes as such earnings or losses flow directly to the stockholder. State taxes are payable at reduced rates.

**Note 3. Fair Value**

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair Value is the price that would be received to sell an asset of paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level I — Inputs are quoted prices in active markets for identical assets or liabilities that the reporting entity can access.

Level II — Inputs generally are available indirect information such as quoted prices for similar assets or liabilities in markets that are not active, or other inputs that are observable for the asset or liability.

Level III — Inputs are the most subjective, are generally based on the entity's own assumptions on how knowledgeable parties would price similar assets or liabilities, and are developed using the best information available in the circumstances.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured fair value on a recurring basis as of December 31, 2018.

| 12/31/2018 | Level I | Level II | Level III | Total |
|---|---|---|---|---|
| Abeona Technologies Inc. | $22.00 | - | - | $22.00 |
| Gainsco Inc. PAR $1 | $7,458.00 | - | - | $7,458.00 |
| Opko Health Inc. | $35,518.00 | - | - | $35,518.00 |
| Totals | $42,998.00 | - | - | $42,998.00 |

**Note 4. Commitments and Contingencies**

The Company does not have any commitments or contingencies.

**Note 5. Subsequent Events**

The Company has evaluated subsequent events through February 20, 2019, the date which the financial statements were available to be issued, and has determined that the Company had no events occurring subsequent to December 31, 2018 requiring disclosure.

# JANSSEN PARTNERS INC.

**Supplemental Schedules Pursuant to SEA Rule 17a-5**
**Of the Securities and Exchange Act of 1934**

**For the Year-Ended December 31, 2018**

**Janssen Partners, Inc.**
**Supplementary Computations Pursuant to SEA Rule 17a-5**
**December 31, 2018**

## Computation of Net Capital

| | | | |
|---|---|---|---|
| Total ownership equity | | $ | 134,102 |
| Deductions | | | |
| Non-Allowable Assets | | | 8,500 |
| Net capital before haircut | | | 125,602 |
| Haircut | | | |
| Other securities | 6,450 | | |
| Undue concentration | 3,444 | | 9,894 |
| Net Capital | | | 115,708 |

## Computation of Net Capital Requirement

| | |
|---|---|
| Minimum net capital as Percentage of Aggregate Indebtedness | 778 |
| Minimum Net Capital Requirement of Reporting Broker/Dealer | 5,000 |
| Net capital requirement | 5,000 |
| Excess net capital | 110,708 |
| Excess net capital @ 1000% | 109,708 |

## Computation of Aggregate Indebtedness

| | |
|---|---|
| Total aggregate indebtedness | 11,673 |
| Percentage of aggregate indebtedness to net capital | 10.09% |

## Computation of Reconciliation of Net Capital

| | |
|---|---|
| Net Capital per corporation's focus | 115,708 |
| Net capital per audit report | 115,708 |
| Difference | - |

**JANSSEN PARTNERS, INC.**
**DECEMBER 31, 2018**
**EXEMPTIVE PROVISION UNDER FILE 15C3-3**

Exemption from rule 15c3-3 is claimed under section k (2) ii.

**DE FREITAS & MINSKY, LLP**

CERTIFIED PUBLIC ACCOUNTANTS

EMANUEL J. DE FREITAS, CPA, CFP
JAY MINSKY, CPA

PETER N. PATERNOSTRO (1938-2007)

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholder:
Janssen Partners, Inc.
Fairfield, IA 52556

We have reviewed management's statements, included in the accompanying Janssen Partners, Inc. Exemption Report in which (1) Janssen Partners, Inc. (the "Company") identified the following provisions of 17 C.F.R. § 15c 3-3(k) under which the Company claimed an exemption form 17 C.F.R. § 240.15c3-3(k)(2)(ii) (the 'exemption provisions") and (2) Janssen Partners Inc. stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

De Freitas & Minsky, LLP
Jericho, New York
February 8, 2019

30 JERICHO EXECUTIVE PLAZA, SUITE 500W    JERICHO, NY 11753
TEL: (516) 746-6322    FAX: (516) 746-8679
www.dmcpallp.com

# Janssen Partners, Inc.

**Assertions Regarding Exemption Provisions**

Janssen Partners, Inc. operates pursuant to paragraph (k)(2)(ii) of SEC Rule 15c3-3 under which the Company claims an exemption from SEC Rule 15c3-3. The Company is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that it does not handle customer funds or securities. Accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

The Company has met the identical exemption provisions throughout the year ended December 31, 2018 without exception.

Sincerely,

Peter Janssen

President